SEEDRL3C

social/ environmental/ economic development redesign

3405 Piedmont Road Suite 525 Atlanta

Georgia 30305, USA V 404

704 0324 F 404 704 0326

www.seedrI3c.com

October 6 2009

Mr. Mario DiNello, President

Global Tech International, Inc.

3105 Kelly Road

Fraser, MI 48026

Re: Global Health Gift Award

 Reengineering (Reverse) Cold Chain for Vaccine and Specimen Transport

Dear Mr. DiNello:

SEEDR L3C is pleased to announce its decision to award Global Tech International, Inc. ("GTI") a grant in the amount of $287,848.00 for the period beginning on the date you sign this agreement (the "Start Date") to October 28, 2010 (the "Grant Period"). Acceptance of this grant effectuates the Technology Share Agreement (the "TSA") between SEEDR and GTI executed 31 July 2009, in which GTI becomes a subcontractor for SEEDR's project entitled, "Reengineering (Reverse) Cold Chain for Vaccine and Specimen Transport" (the "Project").

SEEDR has received funding in part for this project from the Integrated Health Solutions Development Division of The Bill & Melinda Gates Foundation (the "BMGF"). As part of our participation with BMGF, there are terms beyond those established in the TSA that GTI must acknowledge and comply with prior to SEEDR's release of subgrant funds. Funding will commence upon acceptance and compliance with the following items.

Use of Grant Funds. Grant funds, and any income earned on those funds, may not be spent (a) for any purpose other than that for which the grant is made; (b) to carryon propaganda or otherwise attempt to influence legislation; (c) to influence the outcome of any public election or to carryon, directly or indirectly, any voter registration drive; (d) to make a grant to any individual for travel, study, or similar purpose, or to make a grant to any other organization; (e) for any purpose other than charitable, scientific, literary or educational purposes; (f) to support activities in the United States, including travel to or from the United States; to purchase any capital equipment (equipment with a per item value exceeding $5,000). Grant funds must be used in accordance with the budget submitted with GTl's proposal, and any proposed change to a budget line item must be approved in writing by SEEDR in advance.

Segregation of Grant Funds. GTI agrees to maintain all grant funds received from SEEDR in a separate account dedicated to the charitable purposes of the project. This account must be a physically segregated bank account. Any interest or other income generated by the grant funds, including currency conversion gains, must be used for the charitable purposes of the project, and the amount of such income must be reported in the Annual and Final Reports defined below.

Wire Instructions. GTI must provide a signed and dated copy of the attached Wire Instructions Form.

Return of Unused Funds. Any grant funds, or any income earned on the grant funds, not spent or committed for the purposes of the project must be promptly returned to SEEDR.

Announcements, Public Reports, and Use of Name and Logo. Your organization has been selected to participate in this Project at SEEDR's discretion. You may not make any statement or otherwise imply to donors, investors, media or the general public that you are a direct grantee of BMGF. You may state that SEEDR L3C is BMGF's grantee and that you are a subgrantee or subcontractor of SEEDR L3C for the Project.

If you wish to issue a press release or announcement regarding the award of this grant, you must obtain advance approval from SEEDR of the press release and the date of release. You also agree to obtain advance approval from SEEDR for any other use of SEEDR's name or logo. SEEDR requests an opportunity to review and comment on subsequent press releases or reports that are directly related to the grant. Please contact media@seedrI3c.com at least two weeks before any press release, announcement or other publication date.

Annual Reports. GTI must submit an Annual Report to SEEDR by December 31, 2010. Each Annual Report must include: (1) a detailed breakdown of how grant funds were expended during the relevant period in comparison to the amounts set forth in the budget submitted with GTl's grant proposal; (2) a narrative description of GTl's progress in achieving the purposes of the project; and (3) a statement regarding whether GTI has complied fully with the terms of this agreement.

Final Report. GTI must submit a Final Report to SEEDR on December 31, 2010. The Final Report must include: (1) a detailed breakdown of how grant funds were expended during the entire grant period in comparison to the amounts set forth in the budget submitted with GTl's grant proposal; (2) a narrative description of GTl's progress in achieving the purposes of the project during the entire grant period; and (3) a statement regarding whether GTI has complied fully with the terms of this agreement during the entire grant period.

Additional Reports. SEEDR reserves the right to request, and GTI agrees to provide, additional reports as needed to monitor the progress of the Project. If additional reports are requested, GTI will be provided with the specific details and/or forms for the report at least 30 days in advance. In the event that all grant funds are not expended by the date the Final Report is due, GTI agrees to provide an additional Annual Report for each year grant funds remain unexpended and to prepare a Final Report when all such funds are spent for the purposes of the grant.

Record Maintenance and Inspection. GTI agrees to maintain adequate records for the project to enable SEEDR to easily determine how the grant funds were expended. GTI also agrees to make its books and records available for inspection by SEEDR or its designee at reasonable times and permit it to monitor and conduct an evaluation of operations under this grant, which may include a visit by SEEDR's personnel or its designee to observe GTI, a discussion of the project with GTl's staff, and a review of financial and other records associated with this project.

Record Retention. GTI agrees to retain records of its expenditures under the grant, as well as copies of the reports submitted to SEEDR, for at least four years after completion of the use of the grant funds.

Acceptance of this grant represents your participation with other parties in a multidisciplinary process to redesign and develop an essential product for use in immunization systems across the developing world. Along with GTI, SEEDR has also officially engaged the Global Immunization Division of the PlaceTypePlaceTypePlaceTypePlaceTypeNational PlaceTypeCenter for Immunization and Respiratory Diseases at the US Centers for Disease Control and Prevention (CDC) and the Tennenbaum Institute at the Georgia Institute of Technology (TI). This highly collaborative project enlists who SEEDR has determined to be the finest in their respective disciplines and we are very grateful and excited by GTI's participation.

This endeavor is the first in what we intend to be several opportunities to apply our collective skills and resources to redesign the tools and strategies of global development. We appreciate your patience and good-faith efforts up to this point and greatly look forward to what innovation and progress will result.

Best regards,

/s/ Michael F C Moreland

Michael F C Moreland

Managing Director / Strategist

GTI, by its authorized representative agrees to the terms and conditions of this Agreement.

/s/ Mario DiNello

Mr. Mario DiNello

President, Global Tech International, Inc.

CC: Mr. Tom Itin I Chairman / CEO, LBO Capital Corp.

Mr. Jerry Bilton I President, US Quest, LTD

Attachment: Wire Instructions Form

GTI Subgrant Letter